SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, February 07, 2025 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) ("Company" or "GOL"), one of the leading airlines in Brazil, in view of the atypical movement involving its shares, informs the receipt of Official Letter No. 48/2025-SLE, sent by the Superintendence of Listing and Supervision of Issuers (Superintendência de Listagem e Supervisão de Emissores) of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), on February 6, 2025 ("Official Letter"), transcribed below.

"Dear Sir,

In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we hereby request that you be informed, by 02/07/2025, if there is any fact known to you that can justify them.

ON Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Medium	Closing	Fluct. %	Neg.	Quantity	Volume (R$)
24/01/2025	1,74	1,69	1,76	1,72	1,71	0,00	2.340	6.904.100	11.853.782,00
27/01/2025	1,69	1,67	1,74	1,71	1,71	0,00	2.378	9.116.600	15.616.071,00
28/01/2025	1,72	1,71	1,82	1,75	1,71	0,00	2.613	11.320.500	19.854.870,00
29/01/2025	1,75	1,67	1,76	1,70	1,69	-1,17	2.205	7.751.300	13.157.308,00
30/01/2025	1,69	1,68	1,72	1,70	1,70	0,59	1.186	5.647.100	9.603.503,00
31/01/2025	1,69	1,68	1,71	1,69	1,70	0,00	1.256	4.484.000	7.582.374,00
03/02/2025	1,68	1,61	1,68	1,64	1,64	-3,53	1.823	7.616.900	12.474.728,00
04/02/2025	1,62	1,55	1,64	1,59	1,55	-5,49	1.752	5.778.600	9.198.540,00
05/02/2025	1,53	1,40	1,55	1,48	1,40	-9,68	1.887	9.014.400	13.302.160,00
06/02/2025*	1,40	1,38	1,67	1,51	1,67	19,29	2.739	9.857.400	14.842.454,00

*Updated until 12:37”

In this regard, the Company clarifies that, after having made the necessary inquiries as provided for in article 4, sole paragraph, of CVM Resolution 44, it is not aware of any material fact or act that justifies the atypical fluctuation mentioned in the Official Letter and that has not yet been disclosed to the market.

In addition, according to a material fact disclosed by the Company on January 15, 2025, the Plan of Reorganization as filed with the U.S. Bankruptcy Court on December 9, 2024 assumes the conversion of a significant portion of GOL’s financial debt into equity in accordance with the terms previously disclosed by GOL (“Conversion”). The issuance of new shares by GOL upon the implementation of the Conversion will be based on the economic value of GOL’s shares prior to the Conversion, in accordance with applicable legislation. Said Conversion is expected to result in a significant dilution of GOL's existing shares (subject to the shareholders' preemptive rights as provided by Brazilian law).

Notice to Market

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer